R-1


$86,395,500                                                     October 14, 1998



                                PSI ENERGY, INC.
                            UNSECURED PROMISSORY NOTE

FOR VALUE RECEIVED, PSI Energy, Inc., an Indiana corporation (the "Company"), with an address at 1000 East Main Street, Plainfield, Indiana, 46168 promises to pay to the order of the United States of America (the "Government") acting through the Administrator of the Rural Utilities Services, an agency of the United States Department of Agriculture, in lawful money of the United States of America, at the United States Treasury, Washington, D.C. 20590, or at such other location as the Government may designate from time to time, the principal sum of EIGHTY-SIX MILLION, THREE HUNDRED NINETY-FIVE THOUSAND, FIVE HUNDRED AND 00/100 DOLLARS ($86,395,500.00) (the "Principal Amount"), with interest on any unpaid balance accruing from January 1, 1998, at the rate of six percent (6%) per annum, and payable in thirty-five (35) annual installments of $5,959,031, commencing on December 31, 1998, and continuing on each December 31 thereafter until paid in full. Payment shall be made utilizing normal electronic funds transfer procedures specified by the Government.

If any payment under this Note shall become due on a Saturday, Sunday or public holiday under the laws of the State of Indiana, such payment shall be made on the next succeeding business day with the same force and effect as if made on the specified date for such payment and no interest shall accrue for the period from and after such date. In any other case of late payment, interest shall accrue on the amount due from the due date until payment is received by the Government.

In the event of any late payment or partial payment hereunder, such late or partial payment shall be applied first to the payment of interest accrued and then to the repayment of the Principal Amount.

The Company shall have the right to prepay, in whole or in part, the outstanding Principal Amount, plus accrued interest, if any.

In the event the Company shall fail to pay any amount due under this Note within ten (10) days after such amount is due, the Government may exercise any and all remedies available in law and equity and may declare all principal remaining unpaid on this Note, and all interest thereon, due and payable.

The Company and all other makers and endorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment.

The Company shall not transfer the obligation to pay this Note without the consent of the Government.

                                PSI ENERGY, INC.


By:                                           By:
              William L. Sheafer                         Jerome A. Vennemann
          Vice President and Treasurer                   Assistant Secretary